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[LOGO] MORRIS, MANNING & MARTIN, LLP
       ATTORNEYS AT LAW


                                        February 11, 2005       DAVID M. CALHOUN
                                                                404-504-7613
                                                                dmc@mmmlaw.com
                                                                www.mmmlaw.com


Securities and Exchange Commission
Main Filing Desk
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

        Re:     Behringer Harvard Opportunity REIT I, Inc.
                Registration Statement on Form S-11 Filed November 30, 2004 Registration No. 333-120847

Ladies and Gentlemen:

        On behalf of Behringer Harvard Opportunity REIT I, Inc. (the "Company"), please find transmitted herewith for filing the Company's Pre-Effective Amendment No. 1 (the "Amendment") to its Registration Statement on Form S-11 filed with the Commission on November 30, 2004 (Registration No. 333-120847) (the "Registration Statement"), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

        The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated December 29, 2004. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the prospectus (the "Prospectus") as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

        On behalf of the Company, we respond to the specific comments of the Staff as follows:

GENERAL

1. WE NOTE THAT YOU ARE REGISTERING SHARES TO BE OFFERED UNDER A DIVIDEND REINVESTMENT PLAN TO INVESTORS IN THE OFFERING. PLEASE TELL US SUPPLEMENTALLY WHETHER PERSONS WHO BECOME SHAREHOLDERS OTHER THAN BY PARTICIPATING IN THE OFFERING MAY PURCHASE SHARES THROUGH THE DIVIDEND REINVESTMENT PLAN, AND, IF SO, WHETHER YOU INTEND TO DISTRIBUTE TO THOSE PERSONS A SEPARATE PROSPECTUS RELATING SOLELY TO THE DIVIDEND REINVESTMENT PLAN. PLEASE ALSO TELL US SUPPLEMENTALLY WHETHER YOU INTEND TO KEEP UPDATED AND DISTRIBUTE THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT SO LONG AS OFFERS AND SALES ARE BEING MADE UNDER THE DIVIDEND REINVESTMENT PLAN OR IF YOU INTEND TO USE A SEPARATE PROSPECTUS RELATING SOLELY TO THE DIVIDEND REINVESTMENT PLAN. IN EITHER CASE, IF YOU DO INTEND TO DISTRIBUTE A SEPARATE PROSPECTUS RELATING TO THE DIVIDEND REINVESTMENT PLAN, PLEASE AMEND THE REGISTRATION

Atlanta         1600 Atlanta Financial Center           With offices in     Washington, D.C.
404.233.7000    3343 Peachtree Road, N.E.                                   Charlotte, North Carolina
                Atlanta, Georgia 30326-1044
                Fax: 404.365.9532

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[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 2


        STATEMENT TO INCLUDE THAT PROSPECTUS, WHICH SHOULD INCLUDE A REASONABLY DETAILED DESCRIPTION OF THE PLAN IN ADDITION TO ALL DISCLOSURE REQUIRED BY FORM S-11.

        RESPONSE: Persons who become stockholders other than by participating in the offering may purchase shares through the Company's distribution reinvestment plan. The Company currently does not intend to file and maintain a separate prospectus in connection with the distribution reinvestment plan. Rather, the Company intends to update and distribute the prospectus included in the Registration Statement so long as offers and sales of the shares of the Company's common stock being registered for issuance pursuant to the distribution reinvestment plan are being made under the plan. The Company has disclosed on the cover page and elsewhere in the prospectus that it may extend the offering period for the shares reserved for issuance pursuant to the plan beyond the expiration date of the other shares offered pursuant to the prospectus. If, after the termination of this offering, the Company elects to extend the offering period for the distribution reinvestment plan, it will file a separate registration statement to register additional shares for issuance pursuant to the distribution reinvestment plan. Thereafter, the Company will distribute a prospectus used in connection with such subsequent offering for use by plan participants. The distribution reinvestment plan also permits participants to reinvest distributions in securities of other Behringer Harvard real estate programs under certain conditions. In the event that the Company no longer offers its shares of common stock to participants in the distribution reinvestment plan, it is anticipated that a subsequently registered Behringer Harvard real estate program that is offering securities to participants will keep updated and distribute a prospectus in connection with the Company's distribution reinvestment plan. The Company may in the future determine that it would be advantageous to file a registration statement on Form S-3 with respect to the distribution reinvestment plan; however, the Company does not have any current intention to do so.

2. SUPPLEMENTALLY, PLEASE PROVIDE US WITH ANY PICTURES, GRAPHICS OR ARTWORK THAT WILL BE USED IN THE PROSPECTUS.

        RESPONSE: A copy of the Company's logo as used on the cover page of the prospectus is being provided to the Staff on the hard copies of the Amendment provided as the courtesy copies of this filing. The Company does not intend to use any other pictures, graphics or artwork in the prospectus.

3. PLEASE NOTE THAT ANY SALES LITERATURE THAT IS TO BE USED IN CONNECTION WITH THIS OFFERING, INCLUDING THE ITEMS LISTED ON PAGE 156, MUST BE SUBMITTED TO US SUPPLEMENTALLY PRIOR TO USE, INCLUDING SALES LITERATURE INTENDED FOR BROKER-DEALER USE ONLY. PLEASE SUBMIT ALL WRITTEN MATERIALS PROPOSED TO BE TRANSMITTED TO PROSPECTIVE INVESTORS, ORALLY OR IN WRITING. PLEASE BE AWARE THAT WE WILL NEED TIME TO REVIEW THESE MATERIALS. IN ADDITION, NOTE THAT SALES MATERIALS MUST SET FORTH A BALANCED PRESENTATION OF THE RISKS AND REWARDS TO INVESTORS AND SHOULD NOT CONTAIN ANY INFORMATION OR DISCLOSURE THAT IS INCONSISTENT WITH OR NOT ALSO PROVIDED IN THE PROSPECTUS. FOR GUIDANCE, REFER TO ITEM 19.D OF INDUSTRY GUIDE 5.

        RESPONSE: At this time, the Company has not yet created any sales literature or other broker-dealer use only materials relating to this offering. When such materials are created, the Company will provide them supplementally to the Staff prior to their use.

4. WE NOTE THAT YOU MAY CONDUCT THE SHARE REPURCHASE PROGRAM DURING THE OFFERING PERIOD OF THE SHARES BEING REGISTERED UNDER THIS REGISTRATION STATEMENT. PLEASE TELL US SUPPLEMENTALLY HOW THE REPURCHASES OF SHARES WILL BE CONDUCTED IN A MANNER THAT IS CONSISTENT WITH THE

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[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 3


        RESTRICTIONS ON ACTIVITIES BY ISSUERS DURING DISTRIBUTIONS OF SECURITIES SET FORTH IN REGULATION M AND PROVIDE US AN ANALYSIS OF HOW THE REPURCHASES SHOULD BE TREATED UNDER RULE 13E-4 AND REGULATION 14E OF THE EXCHANGE ACT. SEE T REIT INC. (LETTER DATED JUNE 4, 2001), WELLS REAL ESTATE INVESTMENT TRUST II, INC. (LETTER DATED DECEMBER 3, 2003) AND HINES REAL ESTATE INVESTMENT TRUST, INC. (LETTER DATED JUNE 4, 2004).

        RESPONSE: Prior to any redemption of the Company's shares pursuant to its proposed share redemption program, the Company will supplementally request
(i) that the Division of Market Regulation grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) that the Division of Corporation Finance, under the authority provided in Rule 13e-4(h)(9), exempt the share redemption program, either unconditionally or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice contemplated within the purpose of Rule 13e-4, or in the alternative, that the Division of Corporation Finance agree not to recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases made under the share redemption program.

        The Company respectfully notes for the Staff that its share redemption program is consistent in all material respects with the share redemption programs of other Behringer Harvard sponsored real estate programs (Behringer Harvard REIT I, Inc., Behringer Harvard Mid-Term Value Enhancement Fund I LP, and Behringer Harvard Short-Term Opportunity Fund I LP) that, in a letter dated October 26, 2004, were granted exemptions from the prohibitions of Rule 102(a) of Regulation M by the Division of Market Regulation and granted relief from Rule 13e-4 by the Division of Corporation Finance (by its agreeing not to recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases made under each fund's redemption program).

        The Company respectfully submits that its share redemption program will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M and should be exempt as not constituting a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of Rule 13e-4, as follows:

        REGULATION M

        Rule 102(a) of Regulation M, which is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase a security that is the subject of a distribution while such distribution is underway. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

        The Company will not actively solicit shares for redemption. Repurchases will not be made with the purpose of and should not have the effect of manipulating the price of the Company's stock.

        The Company has no current plans to seek to cause its shares of common stock to be listed for trading on any national securities exchange or for quotation on The Nasdaq Stock Market (other than, possibly, in connection with the ultimate liquidation of the Company's assets, which is not expected to occur for approximately five years from the date of the termination of this offering), nor does it anticipate that such shares will be the subject of bona fide quotes on any inter-dealer quotation

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[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 4


system or electronic communications network. Due to the illiquidity of the Company's shares, the share redemption program was created solely to provide stockholders of the Company with a vehicle through which, after having held shares for at least one year, they could liquidate all or a portion of their investment in the Company's common stock. If a secondary trading market does develop, the Company will terminate the share redemption program.

        Although proposed stockholders of the Company will be apprised of the availability of the share redemption program by means of a description in the prospectus, the Company will not actively solicit participation by its stockholders in its share redemption program. Stockholders desiring to present all or a portion of their shares for repurchase will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under its share redemption program will be ministerial and will merely facilitate the stockholders' liquidation of their investment in the Company.

        Repurchasing shares under the share redemption program during the Company's offering of its common stock should not manipulate the Company's stock price in connection with the offering because the repurchase price under the share redemption program will be fixed and less than or equal to the offering price of the Company's common stock in the Company's offering. Moreover, the extent of the share redemption program generally is limited by (i) a percentage of operating cash flow from the previous fiscal year set at 1%, plus any proceeds from the Company's distribution reinvestment plan (the "Distribution Reinvestment Plan") and (ii) the prohibition on redemptions during the twelve-month period immediately prior to the date of a redemption in excess of 5% of the weighted average number of shares outstanding during such twelve-month period. The potential for manipulation is further reduced by the one-year holding requirement of the share redemption program. These and all other terms of the share redemption program are clearly set forth in the Prospectus included in the Amendment.

        The special redemption terms applicable upon the death or disability of a stockholder of the Company would only be available to a small number of stockholders. Furthermore, because purchasers in the Company's offering must die or become permanently disabled to take advantage of these terms, the favorable terms upon death or disability should not have a manipulative effect on the Company's stock price.

        In addition to the previously referenced share redemption programs of Behringer Harvard REIT I, Inc., Behringer Harvard Mid-Term Value Enhancement Fund I LP, and Behringer Harvard Short-Term Opportunity Fund I LP, the Company believes that its share redemption program is consistent in all material respects with the share redemption programs of CNL Income Properties, Inc. (March 11, 2004), Wells Real Estate Investment Trust II, Inc. (December 9,
2003), Inland Western Retail Real Estate Trust, Inc. (August 25, 2003), T REIT, Inc. (June 4, 2001) and CNL American Properties Fund (August 13, 1998), which were granted relief by the Division of Market Regulation under Regulation M and in Excel Realty Trust, Inc. (May 21, 1992), which was granted relief by the Division of Market Regulation under former Rule 10b-6. In particular, except for some features of the share redemption program in the limited cases of the death or disability of a stockholder, the Company notes that (i) stockholders of the Company must hold shares of common stock for at least one year to participate in the share redemption program; (ii) the Company will terminate its share redemption program in the event a secondary market for its common stock develops; (iii) as set forth in more detail below, for the first three years following the completion of this offering, the shares will

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[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 5


be repurchased at a price that is fixed and less than the public offering price of the shares in such offering, and thereafter the redemption price will equal 90% of the net asset value per share of the Company; (iv) the number of shares to be repurchased under the share redemption program during the twelve-month period immediately prior to the date of a redemption will not exceed 5% of the weighted average number of shares of common stock outstanding during such twelve-month period; and (v) the terms of the share redemption program are fully disclosed in the prospectus.

        RULE    13E-4

        Pursuant to Rule 13e-4 under the Exchange Act, an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the Commission pursuant to Section 15(d) is required, in connection with any tender offer for its own equity securities, to make certain disclosures with respect to such offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers. The Company believes that redemptions under its share redemption program do not constitute tender offers subject to Rule 13e-4.

        The Company believes that, despite the fact that the share redemption program is described in the prospectus, the Company is not engaging in and will not engage in an active and widespread solicitation for the repurchase of its securities. Rather, information regarding the share redemption program is provided solely for the benefit of investors in the Company in order to provide them with information about the limited liquidity of their investment. Additionally, under the share redemption program, during the twelve-month period immediately prior to the date of a redemption the Company would repurchase only up to a maximum of 5% of the weighted average number of shares of common stock of the Company outstanding during such twelve month period. Moreover, the Company will use no more than 1% of its operating cash flow from the previous fiscal year, plus any proceeds from its Distribution Reinvestment Plan to redeem shares.

        Further, no premium is to be paid by the Company for the shares repurchased. In fact, except as stated above with respect to redemptions upon the death or disability of a stockholder, the shares of the Company are to be repurchased at a price generally equal to the lesser of (1) either (i) for shares held on the record date of the 10% special stock dividend and any shares issued pursuant to such dividend, the average price the stockholder paid for all such shares (treating the shares issued pursuant to the 10% special stock dividend as having a purchase price of $0.00), or (ii) for all other shares, the price the stockholder actually paid for the shares, or (2) either (i) prior to the time the Company begins having appraisals performed by an independent third party, $9.00 per share; provided, however, that if the Company has sold property and has made one or more special distributions to stockholders of all or a portion of the net proceeds from such sales, the per share redemption price will be 90% of the difference between the offering price of shares in the Company's most recent offering and the amount of net sale proceeds per share distributed to investors prior to the redemption date as a result of the sale of such property, or (ii) after the Company begins obtaining such appraisals, 90% of the net asset value per share, as determined by the appraisals.

        In addition, the Company believes that despite the fact that the pricing has a variable component, because the price is fixed at the lower of the applicable factors and will never exceed the then-current appraised value of the Company's shares, such pricing does not lend itself to the fraudulent, deceptive or manipulative acts of the type Rule 13e-4 was intended to prevent. Further,

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[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 6


the share redemption program is not contingent on the tender of a fixed number of securities. In addition, repurchases under the share redemption program may be made for an indefinite period of time, with purchases being consummated on a quarterly basis. As a result, if funds are not available to repurchase an investor's shares, the investor may request that the redemption be made at such time that sufficient funds become available.

        The Commission has previously granted relief in instances where repurchases made under repurchase programs were made for cash on a periodic basis at fixed prices that are based on the net asset values of the issuer's underlying assets. This relief has been granted either through (i) providing an exemption (Puerto Rico Investors Flexible Allocation Fund (June 19, 1999), Popular Balanced IRA Trust Fund (April 29, 1999), Puerto Rico Income & Growth Fund, Inc. (March 27, 1998), First Puerto Rico Growth and Income Fund, Inc. (November 5, 1997), Merrill Lynch Puerto Rico Tax Exempt Fund, Inc. (August 7,
1995)) or (ii) by agreeing not to recommend that the Commission take enforcement action (CNL Income Properties, Inc. (March 10, 2004), Inland Western Retail Real Estate Trust, Inc. (August 25, 2003), T REIT Inc. (June 4, 2001), CNL American Properties Fund, Inc. (August 13, 1998), and, as previously noted, Behringer Harvard REIT I, Inc., Behringer Harvard Mid-Term Value Enhancement Fund I LP, and Behringer Harvard Short-Term Opportunity Fund I LP (October 26, 2004)). Such relief has been granted where the number of shares that may be repurchased during any 12-month period is limited to 5% of the number of the Company's outstanding shares on the first day of such 12-month period (CNL Income Properties, Inc. (March 10, 2004), CNL American Properties Fund, Inc. (August 13, 1998), Brock Exploration Company (June 30, 1980)) and 5% of the number of the company's outstanding shares during the prior fiscal year (Wells Real Estate Investment Trust II, Inc. (December 9, 2003)). Repurchases under the share redemption program are based on the average weighted number of shares outstanding during the 12-month period immediately prior to the date of redemption, which is a more equitable comparison that can be more consistently applied than a calculation based on the number of shares outstanding during the prior year. Because repurchases under the share redemption program (i) would be priced at an amount which will never exceed the then-current appraised value of the Company's shares; (ii) would be made on a quarterly basis; and (iii) would only involve a very small percentage of the Company's outstanding securities, the Company believes the share redemption program as proposed would not bring about the abuses Rule 13e-4 was intended to prevent and should not be subject to Rule 13e-4.

        Repurchases by closed-end investment companies that could be defined as issuer tender offers and are otherwise not exempt under Rule 23c-3 are generally required to comply with the disclosure requirements set forth in Rule 13e-4. Securities of closed-end investment companies are not redeemable and usually trade in the secondary market at a substantial discount from the net asset value of the shares. Although the Rule 13e-4 exemption requests have been granted in connection with repurchases by closed-end investment companies (Merrill Lynch Puerto Rico Tax Exempt Fund, Inc., Id.), such issuers generally have been required to meet the requirements set forth in Rule 23c-3 under the Investment Company Act of 1940. The provisions of Rule 23c-3 are intended to allow certain closed-end investment companies to offer investors a limited ability to resell their shares in a manner that traditionally was available only to investors in open-end investment companies. Inasmuch as (i) no trading market exists for the Company's securities, (ii) securities of the Company do not sell at a substantial discount from the net asset value of such securities, and (iii) the Company expects to offer its securities in a continuous public offering, the Company believes its offering is not similar to a closed-end company for purposes of Rule 13e-4.

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[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 7


5. WE NOTE YOUR DISCLOSURE THAT YOU MAY PARTICIPATE IN PRIVATE OFFERINGS OF TENANT-IN-COMMON INTERESTS SPONSORED BY BEHRINGER HARVARD HOLDINGS OR ITS AFFILIATES AND THAT YOU MAY CONTRACTUALLY AGREE TO PURCHASE ANY TENANT-IN-COMMON INTERESTS THAT BEHRINGER HARVARD HOLDINGS IS UNABLE TO SELL TO THIRD PARTIES. WE ALSO NOTE THAT BEHRINGER HARVARD REIT I, INC.'S FORM S-11 CONTAINS IDENTICAL DISCLOSURE REGARDING ITS PARTICIPATION IN TENANT-IN-COMMON OFFERINGS SPONSORED BY BEHRINGER HARVARD HOLDINGS AND IN ITS MOST RECENT POST-EFFECTIVE AMENDMENT IT DISCLOSED THAT SUBSTANTIALLY ALL OF ITS PROPERTY ACQUISITIONS WERE THROUGH THESE OFFERINGS.

        PLEASE SUPPLEMENTALLY PROVIDE YOUR ANALYSIS AS TO WHY BEHRINGER HARVARD HOLDINGS SHOULD NOT BE A CO-REGISTRANT OF THIS OFFERING TO THE EXTENT A SUBSTANTIAL AMOUNT OF THE PROCEEDS OF THIS OFFERING WILL BE USED TO PURCHASE THESE TENANT-IN-COMMON INTERESTS. PLEASE REFER TO RULE 140 OF THE SECURITIES ACT OF 1933.

        RESPONSE: As disclosed in the Prospectus, the Company may invest in tenant-in-common interests in a property in which a special purpose entity affiliated with Behringer Harvard Holdings (referred to in the Prospectus as a Behringer Harvard Exchange Entity) also acquires tenant-in-common interests. Generally, the Company and the Behringer Harvard Exchange Entity will purchase their respective tenant-in-common interests directly from the seller. However, in certain cases, the Company also may provide accommodation support for the Behringer Harvard Exchange Entity with respect to specific properties by entering into a contractual arrangement with the Behringer Harvard Exchange Entity at the closing of the purchase of the property providing one or more of the following accommodations: (i) in the event that the Behringer Harvard Exchange Entity is unable to sell all of the co-tenancy interests in that property to 1031 Participants, the Company will purchase, AT A PRICE EQUAL TO THE BEHRINGER HARVARD EXCHANGE ENTITY'S COST, any co-tenancy interests remaining unsold; (ii) the Company will guarantee certain bridge loans associated with the purchase of the property in which tenant-in-common interests are to be sold or otherwise associated with such transaction; and/or (iii) the Company will provide security for the guarantee of such loans. In connection with such transactions, the Company also may enter into one or more contractual arrangements obligating it to purchase co-tenancy interests in a particular property directly from the 1031 Participants. The Behringer Harvard Exchange Entity will pay the Company a fee in consideration for our agreeing to do (ii) or (iii) above. The Company notes that, to date, none of the public Behringer Harvard programs, including Behringer Harvard REIT I, Inc., has purchased tenant-in-common interests directly from a Behringer Harvard Exchange Entity. Rather, in instances where such a fund has co-invested in a property with a Behringer Harvard Exchange Entity, the fund has purchased its tenant-in-common interest directly from the seller of the property. The Company anticipates that it will utilize a similar structure in substantially all of the properties in which it co-invests with a Behringer Harvard Exchange Entity. The Company has revised the Prospectus to clarify the structure of its co-investments in tenant-in-common interests. See "Investment Objectives and Criteria--Section 1031 Tenant-in-Common Transactions" on page 98 and "Risk Factors--Risks Associated with Section 1031 Tenant-in-Common Transactions" on page 52.

        The Company further notes that its investment objectives are not limited to, dependent upon, or focused on investments in tenant-in-common interests. Unlike Behringer Harvard REIT I, which, to date, has acquired a majority of its portfolio assets as a co-investor with Behringer Harvard Exchange Entities, the Company's investment strategy (i.e., its approach to investing in properties that it

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[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 8


believes may be repositioned or redeveloped so that the properties will reach an optimum value within the Company's anticipated holding period) is not generally aligned with the investment objectives of 1031 Participants who seek to acquire the tenant-in-common interests typically offered by a Behringer Harvard Exchange Entity or acquired by Behringer Harvard REIT I, which has a longer anticipated holding period for its investments. The typical property offered for investment by 1031 Participants is a stable, income-producing asset with moderate leverage and no significant near-term redevelopment or capital expenditures required.

        As a result of the foregoing, the Company does not anticipate that a "chief part" of its business (a key component of Rule 140) will consist of the purchase of tenant-in-common interests generally or of tenant-in-common interests as a co-investor with Behringer Harvard Exchange Entities in particular. Accordingly, the Company currently does not anticipate that a substantial amount of the proceeds of this offering will be used to purchase tenant-in-common interests.

        Furthermore, the fact that Behringer Harvard Holdings, through its affiliated Behringer Harvard Exchange Entities, may (or may not) be the ultimate recipient of a portion of the proceeds of this offering should not, by itself, require it to become a co-registrant. The addition of Behringer Harvard Holdings as a co-registrant would not result in improved disclosure for investors in this offering. In fact, in the event that the Company invests in one of more tenant-in-common interests offered by a Behringer Harvard Exchange Entity, detailed information regarding the property acquired will be provided to prospective investors in the offering, in accordance with the Company's undertakings in Item 37(d) of its Registration Statement. Pursuant to this undertaking, in the event the Company does acquire a tenant-in-common interest, the Company will include all required material information describing the property acquired as well as the financial information for the property required by Rule 3-14 of Regulation S-X. If Behringer Harvard Holdings is required to be a co-registrant and subject to all of the disclosure requirements of Form S-11 for this offering, most, if not all, of the information related to its business would be irrelevant to investors in the offering who are purchasing shares of common stock of the Company and not equity interests in Behringer Harvard Holdings, since Behringer Harvard Holdings' business is primarily unrelated to the business of the Company.

COVER PAGE

6. WE NOTE THE DISCLOSURE REGARDING YOUR INTENTION TO APPLY TO LIST THE SHARES ON THE NASDAQ. PLEASE REFER TO THE NOTE TO ITEM 202 OF REGULATION S-K AND REVISE ACCORDINGLY.

        RESPONSE: The disclosure on the cover page of the prospectus has been revised in response to the Staff's comment.

7. REFER TO THE PARAGRAPH BEGINNING WITH "[N]O ONE IS AUTHORIZED TO MAKE ANY STATEMENT ABOUT THIS OFFERING DIFFERENT FROM THOSE THAT APPEAR IN THIS PROSPECTUS." THIS INFORMATION IS NOT APPROPRIATE FOR THE COVER PAGE BECAUSE IT IS NOT REQUIRED BY ITEM 501 OF REGULATION S-K AND DOES NOT APPEAR TO BE KEY TO AN INVESTMENT DECISION. PLEASE REMOVE THIS PARAGRAPH FROM THE COVER PAGE.

        RESPONSE: The Company respectfully submits that, while Rule 501 of Regulation S-K does not require the information, the information contained in the referenced paragraph is factually true and it is important that prospective investors understand the information. Additionally, the Company notes that Guide 5 provides that no forecasts are permitted and also requires that a statement to that effect

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[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 9


be included on the cover of the prospectus. The Company further notes that the use of this language is customary in the real estate investment trust industry. As examples of use in the industry, the cover for each of the Wells Real Estate Investment Trust II, Inc. prospectus, dated as of November 25, 2003, the Fidelity Dividend Capital, Inc. prospectus, dated as of November 24, 2004, and the Inland Western Retail Real Estate Investment Trust, Inc., prospectus dated as of December 21, 2004, contain a similar statement. For these reasons, we believe that the statement is important disclosure and is therefore appropriate on the cover of the prospectus.

SUITABILITY STANDARDS, PAGE 1

8. PLEASE REMOVE THE CROSS REFERENCE AND INCLUDE THE SUITABILITY REQUIREMENTS OF SPECIFIC STATES IN THIS SECTION. REFER TO ITEM 2 OF INDUSTRY GUIDE 5.

        RESPONSE: The disclosure under the caption "Suitability Standards" beginning on page 1 of the prospectus has been revised in response to the Staff's comment.

PROSPECTUS SUMMARY, PAGE 1

                CERTAIN SUMMARY RISK FACTORS, PAGE 2

9. PLEASE INCLUDE A RISK FACTOR DISCUSSING THE LIKELIHOOD THAT YOU MAY MAKE DISTRIBUTIONS TO INVESTORS FROM THE PROCEEDS OF THE OFFERING, THEREBY FURTHER REDUCING THE AMOUNT OF PROCEEDS TO BE INVESTED IN PROPERTIES.

        RESPONSE: The disclosure under the caption "Prospectus Summary - Certain Summary Risk Factors" beginning on page 4 of the prospectus has been revised in response to the Staff's comment.

10. REFER TO THE FIFTH BULLET POINT ON PAGE 3. PLEASE REVISE TO STATE THE FORMULA FOR DETERMINING THE NUMBER OF COMMON SHARES THAT WILL BE ISSUED UPON CONVERSION OF THE CONVERTIBLE STOCK. CURRENTLY, THE MAGNITUDE OF THE DILUTION RISK IS NOT CLEAR IN THE SUMMARY.

        RESPONSE: The disclosure under the caption "Prospectus Summary - Certain Summary Risk Factors" beginning on page 5 of the Prospectus has been revised in response to the Staff's comment.

                DESCRIPTION OF PROPERTIES TO BE ACQUIRED, PAGE 4

11.     PLEASE REVISE TO EXPLAIN WHAT YOU MEAN BY "OPPORTUNISTIC INVESTMENT
        STRATEGY."

        RESPONSE: The disclosure under the captions "Prospectus
Summary--Description of Properties to be Acquired" beginning on page 6 and "Investment Objectives and Criteria" beginning on page 91 has been revised in response to the Staff's comment.

12. PLEASE PROVIDE THE BASIS FOR YOUR BELIEF THAT YOUR SHORTER TARGETED HOLDING PERIOD AND HIGHER DEBT "WILL PROVIDE A RATE OF RETURN SUPERIOR TO COMPARABLE COMPANIES"

        RESPONSE: The disclosure under the caption "Prospectus Summary - Description of Properties to be Acquired, Investments and Borrowings" on page 6 of the prospectus has been revised in response to the Staff's comment.

                DIVIDEND POLICY, PAGE 5

13. PLEASE EXPLICITLY STATE THAT THE PROCEEDS FROM THIS OFFERING MAY BE USED TO MAKE DISTRIBUTIONS TO INVESTORS. ALSO, PLEASE CLARIFY THAT YOUR TAXABLE INCOME MAY EXCEED

[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 10


        AVAILABLE CASH EVEN AFTER YOU HAVE ACHIEVED CASH FLOW FROM OPERATIONS, AND THAT YOU MAY NEED TO BORROW FUNDS IN ORDER TO MAKE REQUIRED DISTRIBUTIONS. DISCLOSE THAT DISTRIBUTIONS IN ANY PERIOD MAY CONSTITUTE A RETURN OF CAPITAL TO INVESTORS.

        RESPONSE: The disclosure under the caption "Prospectus Summary - Distribution Policy" on page 7 of the prospectus has been revised in response to the Staff's comment.

                CONFLICTS OF INTEREST, PAGE 5

14. REFER TO THE THIRD BULLET POINT ON PAGE 6. SUPPLEMENTALLY, PLEASE TELL US THE PORTION OF FEES PAYABLE TO YOUR ADVISOR AND ITS AFFILIATES THAT ROBERT BEHRINGER WILL BE ENTITLED TO RECEIVE BY VIRTUE OF HIS OWNERSHIP INTERESTS IN THOSE ENTITIES.

        RESPONSE: The Company discloses the compensation that it pays to its affiliates under the caption "Prospectus Summary - Compensation to our Advisor and its Affiliates" beginning on page 10 and "Management - Management Compensation" beginning on page 77 of the Prospectus. The Company does not pay any fees to Mr. Behringer and he is not entitled to any of the fees that the Company pays to its advisor and its affiliates. Mr. Behringer is an employee of Harvord Property Trust, LLC, a subsidiary of Behringer Harvard Holdings, LLC. He serves as an executive officer of and performs services for each of the Behringer Harvard entities, including the Company's advisor, but is not an employee of these entities. Harvard Property Trust, LLC pays Mr. Behringer compensation in the form of salary and bonuses for his services. He is not compensated separately by the other Behringer Harvard entities. As disclosed under the caption "Prospectus Summary - Conflicts of Interest" on page 8 of the Prospectus, Mr. Behringer owns approximately 55% of the economic interest of Behringer Harvard Holdings, LLC (100% of the Class A voting limited liability interests, constituting approximately 55% of the total limited liability company economic interests), which in turn owns, directly or indirectly, all or a controlling interest in the Company's advisor and its affiliated entities. Accordingly, Mr. Behringer is entitled to receive his pro rata portion of the entity's profits, if any.

15. PLEASE REVISE THE LAST BULLET POINT TO IDENTIFY THE AFFILIATE OF YOUR ADVISOR THAT HOLDS THE CONVERTIBLE STOCK. ALSO, PLEASE DISCLOSE ROBERT BEHRINGER'S INTEREST IN THAT ENTITY.

        RESPONSE: The disclosure in the referenced bullet point under the caption "Prospectus Summary - Conflicts of Interest" on page 8 of the prospectus has been revised in response to the Staff's comment.

16. PLEASE REVISE FOOTNOTE (4) TO STATE THE PERCENTAGE OF YOUR OUTSTANDING COMMON STOCK THAT BEHRINGER HARVARD HOLDINGS WILL OWN AFTER THE PUBLIC OFFERING, ASSUMING BOTH THE MINIMUM AND THE MAXIMUM NUMBER OF SHARES ARE SOLD.

        RESPONSE: The disclosure in footnote (4) to the ownership structure chart under the caption "Prospectus Summary - Conflicts of Interest" on page 9 of the prospectus has been revised in response to the Staff's comment.

                SHARE REDEMPTION PROGRAM, PAGE 11

17. THE DISCLOSURE IN THIS SECTION CONSISTS OF ONE LENGTHY PARAGRAPH WITH A NUMBER OF LISTS EMBEDDED IN PARAGRAPH FORM. AS A RESULT, THE DISCLOSURE IS DENSE AND DIFFICULT TO FOLLOW.

[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 11

        PLEASE REVISE TO BREAK UP THE DISCLOSURE INTO MORE THAN ONE PARAGRAPH. ALSO, USE BULLET POINTS INSTEAD OF EMBEDDED LISTS.

        RESPONSE: The disclosure under the caption "Prospectus Summary - Share Redemption Program" beginning on page 13 of the prospectus has been revised pursuant to the Staff's request.

                OTHER BEHRINGER HARVARD PROGRAMS, PAGE 13

18. PLEASE SUPPLEMENTALLY ADVISE US WHETHER BEHRINGER HARVARD MID-TERM FUND I OR BEHRINGER HARVARD SHORT-TERM FUND I INTEND TO CONDUCT FOLLOW-ON OFFERINGS IN 2005.

        RESPONSE: Behringer Harvard Mid-Term Fund I and Behringer Harvard Short-Term Fund I do not intend to conduct a secondary public offering after the termination of their current public offerings on February 19, 2005.

19. PLEASE SUPPLEMENTALLY ADVISE US WHY YOU HAVE NOT INCLUDED BEHRINGER HARVARD MID-TERM FUND I OR BEHRINGER HARVARD SHORT-TERM FUND I IN THE TABLE.

        RESPONSE: The Company did not include Behringer Harvard Mid-Term Fund I and Behringer Harvard Short-Term Fund I in the table under the caption "Prospectus Summary - Other Behringer Harvard Programs" because the public offerings for both of those entities will terminate prior to the commencement of the Company's proposed public offering. On the other hand, Behringer Harvard REIT I's secondary public offering will be ongoing during the same time period as the Company's proposed offering.

20. PLEASE REVISE THE "INVESTMENT OBJECTIVES" ROW TO MORE CLEARLY DISTINGUISH THE TWO OFFERINGS. WE NOTE THAT WHILE THERE APPEAR TO BE NO SUBSTANTIVE DIFFERENCES BETWEEN THE PROGRAMS, THE FORMAT OF THE DISCLOSURE MAY CAUSE AN INVESTOR TO CONCLUDE OTHERWISE.

        RESPONSE: The Company respectfully submits that, while the two programs share the same four investment objectives, the order in which they are enumerated in the table reflects the different priorities that each program places on each objective and that such differences are not insubstantial. For example, by listing the preservation of capital as its most important objective and growth in the value of investments as its next to last most important objective, Behringer Harvard REIT I indicates its more conservative approach to investing. Conversely, by listing growth in the value of investments as its most important objective and the preservation of capital as its next to last most important objective, the Company indicates that its opportunistic approach to investing is less conservative than that of Behringer Harvard REIT I.

21. PLEASE REVISE THE "COMPENSATION OF ADVISOR AND AFFILIATES FOR SERVICES" ROW TO REFLECT THE DIFFERENT ASSET MANAGEMENT FEES.

        RESPONSE: The disclosure in the "Compensation of Advisor and Affiliates for Services" row on page 17 of the Prospectus has been revised in response to the Staff's comment.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING, PAGE 17

22. YOUR Q&A SECTION CONTAINS A SIGNIFICANT AMOUNT OF INFORMATION THAT IS ALREADY DISCLOSED IN THE PROSPECTUS SUMMARY. PLEASE REVISE TO ELIMINATE REDUNDANT DISCLOSURE.

[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 12


        RESPONSE: The Company respectfully submits that, in its experience, certain investors prefer, in connection with their review of the highlights of an offering, the format of the disclosure in the "Prospectus Summary" while others prefer the format of the disclosure in the "Questions and Answers About this Offering" section of the Prospectus. Accordingly, the Company believes that it is important that certain information be repeated in both sections. As a result, although the Company has removed portions of the repeated information, the two sections continue to include certain of the same information. See the disclosure under the caption "Questions and Answers About this Offering" beginning on page 19 of the Prospectus.

23. PLEASE INCLUDE DISCLOSURE REGARDING TENANT-IN-COMMON INVESTMENTS, INCLUDING CONTROL, DISTRIBUTION AND LIQUIDATION RIGHTS.

        RESPONSE: The disclosure under the caption "Questions and Answers About this Offering" beginning on page 22 of the prospectus has been revised in response to the Staff's comment.

        Q: HOW ARE YOU DIFFERENT FROM YOUR COMPETITORS WHO OFFER UNLISTED FINITE-LIFE PUBLIC REIT OR REAL ESTATE LIMITED PARTNERSHIP UNITS?, PAGE 18

24. PLEASE CLARIFY THE MEANING OF "DEFINED EXIT STRATEGIES." DOES THIS REFER TO THE LISTING OR LIQUIDATION OF THE ENTIRE COMPANY, OR EXIT STRATEGIES WITH RESPECT TO EACH PARTICULAR PROPERTY?

        RESPONSE: The disclosure under the caption "Questions and Answers About this Offering - How are you different from your competitors who offer unlisted finite-life public REIT or real estate limited partnership units?" on page 21 of the Prospectus has been revised in response to the Staff's comment.

RISK FACTORS, PAGE 26

25.     PLEASE INCLUDE RISK FACTORS ON THE FOLLOWING RISKS:

        [A] RISKS RELATING TO YOUR FOCUS ON RISKIER INVESTMENTS IN VOLATILE, LOW BARRIERS TO ENTRY MARKETS AND YOUR STRATEGY TO EMPLOY A HIGHER LEVEL OF DEBT THAN COMPARABLE PROGRAMS;

        [B] THE RISKS THAT THE ADVISOR WILL HAVE TO ALLOCATE OPPORTUNITIES, INCLUDING PROPERTIES AND TENANTS, AMONG AFFILIATED ENTITIES THAT HAVE ALMOST IDENTICAL INVESTMENT STRATEGIES;

        [C] THE RISK THAT THE CONVERTIBLE SHARES MAY BE WORTH 15% OF THE EXCESS OF YOUR ENTERPRISE VALUE OVER THE SUM INVESTED BY THE SHAREHOLDERS PLUS A 10% ANNUAL RETURN;

        [D] THE RISK THAT YOUR INVESTMENT POLICIES AND STRATEGIES MAY BE CHANGED WITHOUT SHAREHOLDER CONSENT;

        [E]     THE RISKS OF JOINT VENTURE INVESTMENTS;

        [F] THE RESTRICTED ABILITY OF THE COMPANY TO REPLACE THE PROPERTY MANAGER OR THE ADVISOR FOR POOR PERFORMANCE;

        [G] RISKS SPECIFIC TO YOUR TARGETED INVESTMENTS, INCLUDING PROPERTIES IN LOW BARRIER TO ENTRY AND/OR DETERIORATED MARKETS;

[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 13

        [H] POTENTIAL SECURITIES LIABILITY IN CONNECTION WITH 1031 TENANT-IN-COMMON TRANSACTIONS;

        [I] IF APPLICABLE, THAT A SUBSTANTIAL PORTION OF YOUR PORTFOLIO MAY BE IN OFFICE PROPERTIES AND IN THE FORM OF TENANT-IN-COMMON INTERESTS; AND

        [J] EACH OF THE OTHER PUBLIC PROGRAMS ADVISED BY AFFILIATES OF YOUR ADVISOR HAVE EXPERIENCED LOSSES IN THE CURRENT FISCAL YEAR AND PRIOR FISCAL YEAR.

RESPONSE: The Company's responses to the individual requested risk factors are set forth below:

        [A] RISKS RELATING TO YOUR FOCUS ON RISKIER INVESTMENTS IN VOLATILE, LOW BARRIERS TO ENTRY MARKETS AND YOUR STRATEGY TO EMPLOY A HIGHER LEVEL OF DEBT THAN COMPARABLE PROGRAMS.

        [A] With respect to the Staff's request for an additional risk factor relating to the Company's focus on riskier investments in volatile, low barriers to entry markets, the requested risk factor has been added to the Prospectus on page 47 under the caption "Risk Factors - General Risks Related to Investments in Real Estate - As a result of our property acquisition strategy, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties."

        With respect to the Staff's request for an additional risk factor relating to the Company's strategy to employ a higher level of debt than comparable programs, the requested risk factor has been added to the Prospectus on page 50 under the heading "Risk Factors - Risks Associated with Debt Financing - We have broad authority to incur debt, and high debt levels could hinder our ability to make distributions and could decrease the value of your investment."

        [B] THE RISKS THAT THE ADVISOR WILL HAVE TO ALLOCATE OPPORTUNITIES, INCLUDING PROPERTIES AND TENANTS, AMONG AFFILIATED ENTITIES THAT HAVE ALMOST IDENTICAL INVESTMENT STRATEGIES.

        [B] The risk factor on page 33 of the Prospectus under the heading "Risk Factors - Risks Related to Conflicts of Interest - Because a number of our affiliated real estate programs use investment strategies that are substantially similar to ours, our advisor and its and our executive officers will face conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor" has been revised in response to the Staff's comment.

        [C] THE RISK THAT THE CONVERTIBLE SHARES MAY BE WORTH 15% OF THE EXCESS OF YOUR ENTERPRISE VALUE OVER THE SUM INVESTED BY THE SHAREHOLDERS PLUS A 10% ANNUAL RETURN.

        [C] The requested risk factor has been added on page 36 of the Prospectus under the caption "Risk Factors - Risks Related to Conflicts of Interest - The convertible shares issued to an affiliate of our advisor may be worth 15% of the excess of our enterprise value over the sum of the capital invested by our stockholders and a 10% non-compounded annual return."

        [D] THE RISK THAT YOUR INVESTMENT POLICIES AND STRATEGIES MAY BE CHANGED WITHOUT SHAREHOLDER CONSENT.

        [D] The requested risk factor has been added to the Prospectus on page 39 under the heading "Risk Factors - Risks Related to Our Business in General - Our board of directors may change our investment policies without stockholder approval, which could alter the nature of your investment."

        [E]     THE RISKS OF JOINT VENTURE INVESTMENTS.

[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 14


        [E] The disclosure under the caption "Risk Factors - Risks Related to Conflicts of Interest - Our advisor will face conflicts of interest relating to joint ventures, tenant-in-common investments or other co-ownership arrangements, which could result in a disproportionate benefit to another Behringer Harvard sponsored program or third-party" on page 34 of the Prospectus has been revised in response to the Staff's comment.

        [F] THE RESTRICTED ABILITY OF THE COMPANY TO REPLACE THE PROPERTY MANAGER OR THE ADVISOR FOR POOR PERFORMANCE.

        [F] With respect to the Staff's request for an additional risk factor regarding the Company's restricted ability to replace the property manager for poor performance, the requested risk factor has been added to the Prospectus on page 41 under the heading "Risk Factors - Risks Related to Our Business in General - We may be restricted in our ability to replace our property manager under certain circumstances."

        With respect to the Staff's request for an additional risk factor regarding the Company's restricted ability to replace the advisor for poor performance, the Company respectfully submits that the advisory agreement can be terminated by the Company with or without cause upon 60 days written notice. As a result, the Company does not believe that its ability to replace the advisor for poor performance is restricted in such a manner as to require risk factor disclosure. We direct your attention to the disclosure regarding the performance of our advisor under the caption "Risk Factors - Risks Relating to Conflicts of Interest - Our advisor will face conflicts of interest relating to the incentive fee structure under our advisory agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders."

        [G] RISKS SPECIFIC TO YOUR TARGETED INVESTMENTS, INCLUDING PROPERTIES IN LOW BARRIER TO ENTRY AND/OR DETERIORATED MARKETS.

        [G] The requested risk factor has been added to the Prospectus on page 47 under the heading "Risk Factors - General Risks Related to Investments in Real Estate - As a result of our higher risk opportunistic property acquisition strategy, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties."

        [H] POTENTIAL SECURITIES LIABILITY IN CONNECTION WITH 1031 TENANT-IN-COMMON TRANSACTIONS.

        [H] The disclosure under the caption "Risk Factors - Risks Associated with Section 1031 Tenant-in-Common Transactions - We may have increased exposure to liabilities from litigation as a result of any participation by us in Section 1031 Tenant-in-Common Transactions" on page 52 of the Prospectus has been revised in response to the Staff's comment.

        [I] IF APPLICABLE, THAT A SUBSTANTIAL PORTION OF YOUR PORTFOLIO MAY BE IN OFFICE PROPERTIES AND IN THE FORM OF TENANT-IN-COMMON INTERESTS.

        [I] With respect to the Staff's request for risk factor disclosure regarding the possibility that a substantial portion of the Company's portfolio may be in office properties, the Company has added a risk factor regarding the possibility that its investments may be concentrated in one property class. The added risk factor can be found on page 47 of the Prospectus under the caption "Risk Factors - General Risk Related to Investments in Real Estate - A concentration of our investments in any one property class may leave our profitability vulnerable to a downturn in such sector."

[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 15


        With respect to the Staff's request for risk factor disclosure regarding the possibility that a substantial portion of the Company's portfolio may be in the form of tenant-in-common interests, the requested disclosure has been added to the risk factor on page 53 of the Prospectus under the caption "Risk Factors
- Risks Associated with Section 1031 Tenant-in-Common Transactions - A substantial portion of the properties we acquire may be in the form of tenant-in-common or other co-tenancy arrangements. We will be subject to risks associated with such co-tenancy arrangements that otherwise may not be present in non-co-tenancy real estate investments." The Company also notes its response to Comment No. 5 above.

        [J] EACH OF THE OTHER PUBLIC PROGRAMS ADVISED BY AFFILIATES OF YOUR ADVISOR HAVE EXPERIENCED LOSSES IN THE CURRENT FISCAL YEAR AND PRIOR FISCAL YEAR.

        [J] The requested risk factor has been added to the Prospectus on page 43 under the caption "Risk Factors - Risks Related to Our Business in General - The public programs sponsored by our affiliates have experienced losses in the past, and we may experience similar losses."

WE MAY SUFFER FROM DELAYS IN LOCATING SUITABLE INVESTMENTS, WHICH COULD ADVERSELY AFFECT THE RETURN ON YOUR INVESTMENT, PAGE 26

26. PLEASE CLARIFY THAT THE BEHRINGER HARVARD PROGRAMS HAVE INVESTMENT OBJECTIVES AND STRATEGIES SUBSTANTIALLY SIMILAR TO YOURS.

        RESPONSE: The disclosure under the caption "Risk Factors - Risks Related to an Investment in Behringer Harvard Opportunity REIT I - We may suffer from delays in locating suitable investments, which could adversely affect the return on your investment" on page 30 of the prospectus has been revised in response to the Staff's comment. Additionally, the Company directs your attention to the revision to the disclosure under the caption "Interests in other Real Estate Objectives" on page 86 in which the Company clarifies the differences between the investment objectives of and strategies of other Behringer Harvard sponsored funds.

UNTIL PROCEEDS FROM THIS OFFERING ARE INVESTED AND GENERATING OPERATING CASH FLOW SUFFICIENT TO PAY DIVIDENDS TO OUR STOCKHOLDERS, WE INTEND TO PAY ALL OR A SUBSTANTIAL PORTION OF OUR DISTRIBUTIONS FROM AVAILABLE CAPITAL IN ANTICIPATION OF FUTURE CASH FLOW WHICH MAY REDUCE THE AMOUNT OF CAPITAL WE ULTIMATELY INVEST AND NEGATIVELY IMPACT THE VALUE OF YOUR INVESTMENT, PAGE 36

27. PLEASE CLARIFY IN THE HEADER AND THE RISK FACTOR THAT "AVAILABLE CAPITAL" REFERS TO THE PROCEEDS OF THIS OFFERING.

        RESPONSE: The heading to the referenced risk factor on page 41 of the Prospectus has been revised to read as follows: "Until proceeds from this offering are invested and generating operating cash flow sufficient to make distributions to our stockholders, we intend to make all or a substantial portion of our distributions from the proceeds of this offering and/or from borrowings in anticipation of future cash flow, which may reduce the amount of capital we ultimately invest and negatively impact the value of your investment." The Company also has revised the text of the risk factor to further address the Staff's comment.

[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 16


WE INTEND TO INCUR MORTGAGE INDEBTEDNESS AND OTHER BORROWINGS, WHICH MAY INCREASE OUR BUSINESS RISKS, PAGE 42

28. PLEASE DISCLOSE YOUR 75% DEBT POLICY AND REFERENCE YOUR EARLIER STATEMENT THAT YOU WILL INCUR A HIGHER LEVEL OF DEBT THAN COMPARABLE COMPANIES.

        RESPONSE: The disclosure under the caption " Risk Factors - Risks Associated with Debt Financing - We will incur mortgage indebtedness and other borrowings, which will increase our business risk" beginning on page 49 of the Prospectus has been revised in response to the Staff's comment and to clarify the Company's expectations with respect to indebtedness.

ESTIMATED USE OF PROCEEDS, PAGE 52

29. PLEASE INCLUDE DISCLOSURE THAT A PORTION OF THE PROCEEDS MAY BE USED TO MAKE DISTRIBUTIONS TO INVESTORS AND THAT SUCH DISTRIBUTIONS WOULD REDUCE THE AMOUNT OF PROCEEDS AVAILABLE FOR INVESTMENT IN PROPERTIES BELOW 84.3%.

        RESPONSE: The disclosure under the caption "Estimated Use of Proceeds" beginning on page 61 of the prospectus has been revised in response to the Staff's comment. Addtionally, the Company has disclosed that it may use proceeds from this offering to make distributions under the captions "Prospectus Summary
- Certain Summary Risk Factors" beginning on page 4, "Prospectus Summary - Estimated Use of Proceeds of This Offering" on page 7, "Risk Factors - Risks Related to Our Business in General - Until proceeds from this offering are invested and generating operating cash flow sufficient to make distributions to our stockholders, we intend to make all or a substantial portion of our distributions from the proceeds of this offering and/or from borrowings in anticipation of future cash flow, which may reduce the amount of capital we ultimately invest and negatively impact the value of your investment" on page 43 and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" on page 105.

MANAGEMENT, PAGE 55

30.     PLEASE DISCLOSE THE DUTIES OF YOUR EXECUTIVE OFFICERS.

        RESPONSE: The disclosure under the caption "Management" beginning on page 68 of the Prospectus has been revised in response to the Staff's comment.

                AFFILIATED COMPANIES, PAGE 67

31. PLEASE DISCLOSE THE CIRCUMSTANCES IN WHICH YOU ARE PERMITTED TO ENGAGE A PARTY OTHER THAN HPT MANAGEMENT TO PROVIDE LEASING SERVICES.

        RESPONSE: The disclosure under the caption "Management--Affiliated Companies--Property Manager" beginning on page 75 of the prospectus has been revised in response to the Staff's comment.

32. PLEASE DISCLOSE THE MANAGEMENT OBLIGATIONS OF HPT MANAGEMENT THAT ARE BEING PERFORMED BY TRAMMELL CROW AND THOSE THAT ARE NOT.

        RESPONSE: The disclosure under the caption "Management - Affiliated Companies - Property Manager" beginning on page 75 of the prospectus has been revised in response to the Staff's comment.

[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 17


                MANAGEMENT COMPENSATION, PAGE 69

33. PLEASE PROVIDE DISCLOSURE ON FEES TO BE PAID TO BEHRINGER HARVARD HOLDINGS IN CONNECTION WITH 1031 TENANT-IN-COMMON OFFERINGS FOR WHICH YOU WILL AGREE TO PURCHASE ANY UNSOLD INTERESTS.

        RESPONSE: The Company does not pay any fees to Behringer Harvard Holdings in connection with Section 1031 tenant-in-common offerings. Rather, the Behringer Harvard Exchange Entity will pay fees to the Company if the Company provides accommodations or support to a Behringer Harvard Exchange Entity in connection with a Section 1031 transaction. The Company has revised the Prospectus to clarify the structure of Section 1031 exchange transactions. See the Company's response to Comment No. 5 above and the revisions to the disclosure under the captions "Risk Factors - Risks Associated with Section 1031 Tenant-in-Common Transactions - We are subject to certain risks in connection with our arrangements with Behringer Harvard Exchange Entities" on page 52 and "Investment Objectives and Criteria - Section 1031 Tenant-in-Common Transactions" on page 98.

CONFLICTS OF INTEREST, PAGE 77

                INTERESTS IN OTHER REAL ESTATE PROGRAMS, PAGE 77

34. PLEASE DISCLOSE, WHEN IDENTIFIED, WHETHER YOUR INDEPENDENT DIRECTORS ARE INDEPENDENT DIRECTORS OF OTHER BEHRINGER PROGRAMS.

        Response: The Company has not yet identified its independent directors. However, when identified, the Company will include disclosure regarding whether the directors are independent directors of other Behringer Harvard sponsored programs.

                COMPETITION IN ACQUIRING PROPERTIES, PAGE 78

35. PLEASE REVISE THE HEADER TO REFERENCE COMPETITION IN FINDING TENANTS AND IN SELLING PROPERTIES.

        RESPONSE: The caption "Conflicts of Interest - Competition in Acquiring Properties, Finding Tenants and Selling Properties" on page 87 of the Prospectus has been revised in response to the Staff's comment.

36. PLEASE PROVIDE MORE DETAILED DISCLOSURE REGARDING CONFLICTS OF INTEREST IN ACQUIRING AND LEASING PROPERTIES. IN PARTICULAR, PLEASE DISCLOSE WHETHER THE INDIVIDUALS RESPONSIBLE FOR IDENTIFYING PROPERTIES FOR ACQUISITION OR TENANTS FOR LEASING ARE THE SAME FOR EACH BEHRINGER PROGRAM. PLEASE ALSO DISCUSS THE SIMILARITIES IN PROPERTY TYPES AND TENANTS TARGETED BY THE BEHRINGER PROGRAMS. PLEASE INCLUDE A DISCUSSION OF THE POTENTIAL CONFLICTS OF INTEREST IN THE EVENT THAT EACH OF THE BEHRINGER PROGRAMS IS REQUIRED TO LIQUIDATE.

        RESPONSE: The disclosure under the caption "Conflicts of Interest - Competition in Acquiring Properties, Finding Tenants and Selling Properties" on page 87 of the Prospectus has been revised in response to the Staff's comment.

[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 18


                RECEIPT OF FEES AND OTHER COMPENSATION BY OUR ADVISOR AND ITS AFFILIATES, PAGE 79

37. PLEASE INCLUDE DISCLOSURE REGARDING THE CONFLICTS CREATED BY YOUR PARTICIPATION IN THE PRIVATE OFFERINGS OF TENANT-IN-COMMON INTERESTS BY BEHRINGER HARVARD HOLDINGS, INCLUDING A DISCUSSION OF FEES THAT WILL BE PAID TO BEHRINGER HARVARD HOLDINGS.

        RESPONSE: The disclosure under the caption "Conflicts of Interest - Receipt of Fees and Other Compensation by our Advisor and its Affiliates" beginning on page 88 of the Prospectus has been revised in response to the Staff's comment. The Company directs your attention to its response to Comment Nos. 5 and 33 above.

INVESTMENT OBJECTIVES AND CRITERIA, PAGE 82

                ACQUISITION AND INVESTMENT POLICIES, PAGE 82

38. CONSIDERING THAT YOU CURRENTLY HAVE NOT IDENTIFIED ANY PROPERTIES FOR ACQUISITION, PLEASE TELL US THE BASIS FOR YOUR BELIEF THAT THREE TO SIX YEARS IS THE "OPTIMAL PERIOD TO ENABLE [YOU] TO CAPITALIZE ON THE POTENTIAL FOR INCREASED INCOME AND CAPITAL APPRECIATION OF [YOUR] PROPERTIES."

        RESPONSE: The disclosure under the caption "Investment Objectives and Criteria - Acquisition and Investment Policies" beginning on page 93 of the Prospectus has been revised in response to the Staff's comment.

                SECTION 1031 TENANT-IN-COMMON TRANSACTIONS, PAGE 88

39. SUPPLEMENTALLY, PLEASE TELL US THE EXEMPTION FROM REGISTRATION THAT THE BEHRINGER HARVARD EXCHANGE ENTITIES WILL RELY UPON FOR THE PRIVATE PLACEMENT OF TENANT-IN-COMMON INTERESTS.

        RESPONSE: The Behringer Harvard Exchanges Entities offer and sell tenant-in-common interests exclusively to "accredited investors" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933. Further, such sales are made in reliance upon Rule 506 of Regulation D and the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

                MAKING LOANS AND INVESTMENTS IN MORTGAGEES, PAGE 90

40. PLEASE DISCLOSE WHETHER YOU HAVE POLICIES ON INVESTING IN CONSTRUCTION LOANS, LOANS SECURED BY LEASEHOLD INTERESTS OR JUNIOR LOANS.

        RESPONSE: The disclosure under the caption "Investment Objectives and Criteria - Making Loans and Investments in Mortgages" on page 100 of the prospectus has been revised in response to the Staff's comment.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 95

41. IN LIGHT OF YOUR STATED STRATEGY TO USE LEVELS OF DEBT HIGHER THAN COMPARABLE COMPANIES TO FINANCE YOUR OPERATIONS, PLEASE DISCUSS THE POTENTIAL IMPACT OF RISING INTEREST RATES ON YOUR BUSINESS.

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       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 19


        RESPONSE: The disclosure under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations - Quantitative and Qualitative Disclosures About Market Risks" on page 109 has been revised in response to the Staff's comment. In addition, we refer the Staff to the Company's risk factor entitled "Increases in interest rates could increase the amount of debt payments and adversely affect our ability to make distributions to our stockholders" on page 50 with respect to the potential impact of rising interest rates on the Company's ability to pay distributions to stockholders.

42. PLEASE CONFORM YOUR DISCUSSION OF YOUR WORKING CAPITAL RESERVES TO DISCLOSURE ELSEWHERE IN THE PROSPECTUS THAT DISCLOSES THE PERCENTAGE OF OFFERING PROCEEDS YOU INTEND TO HOLD IN CAPITAL RESERVE. FOR EXAMPLE, REFER TO FOOTNOTE 5 ON PAGE 53.

        RESPONSE: The disclosure under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" beginning on page 105 of the prospectus and related disclosure found elsewhere in the prospectus have been revised in response to the Staff's comment.

                LIQUIDITY AND CAPITAL RESOURCES, PAGE 96

43. PLEASE DISCUSS WHETHER OR NOT YOU INTEND TO PAY DISTRIBUTIONS PRIOR TO HAVING CASH FLOW FROM PROPERTY OPERATIONS AND THE EXPECTED SOURCE OF ANY SUCH DISTRIBUTIONS.

        RESPONSE: The disclosure under the caption "Management's Discussion and analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" beginning on page 105 has been revised in response to the Staff's comment.

                PRIOR PERFORMANCE SUMMARY, PAGE 99

44. PLEASE CLARIFY THE TYPE OF PROPERTY INTEREST OWNED BY THE BEHRINGER PROGRAMS. IF NOT HELD IN FEE SIMPLE, PLEASE DISCLOSE THE PERCENTAGE OWNED AND WHETHER THEY ARE TENANT-IN-COMMON, LIMITED PARTNERSHIP OR GENERAL PARTNER INTERESTS.

        RESPONSE: The disclosure under the caption "Prior Performance Summary--Public Programs" beginning on page 110 of the prospectus has been revised in response to the Staff's comment.

                PRIVATE PROGRAMS, PAGE 102

45. WE NOTE YOUR DISCLOSURE THAT "SOME OF THESE PROGRAMS" HAVE ENDURED ADVERSE BUSINESS CONDITIONS, AND YOUR EXAMPLES THAT FOLLOW. PLEASE CONFIRM THAT YOU HAVE DISCLOSED ALL MAJOR ADVERSE BUSINESS CONDITIONS OF THESE PROGRAMS.

        RESPONSE: The Company confirms that it has disclosed all material adverse business conditions of which it is aware relating to the programs referenced under the caption "Prior Performance Summary - Private Programs" beginning on page 114 of the prospectus.

46. PLEASE DISCUSS THE LOSSES SUFFERED BY EACH OF YOUR OTHER PUBLIC PROGRAMS FOR THE PRIOR FISCAL YEAR AND THE CURRENT FISCAL YEAR OR ADVISE US WHY YOU DO NOT CONSIDER THESE MAJOR ADVERSE BUSINESS CONDITIONS.


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[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 20


        RESPONSE: The disclosure under the caption "Prior Performance Summary - Public Programs" beginning on page 110 of the Prospectus has been revised to discuss the losses suffered by the public programs for the prior and current fiscal years.

FEDERAL INCOME TAX CONSIDERATIONS, PAGE 105

                OPINION OF COUNSEL, PAGE 105

47. PLEASE REVISE THE MORRIS, MANNING & MARTIN OPINION. THE OPINION SHOULD IN SUBSTANCE PROVIDE THAT THE COMPANY IS ORGANIZED IN CONFORMITY WITH THE REIT TAX REQUIREMENTS AND ITS PROPOSED METHOD OF OPERATION AS DESCRIBED IN THE PROSPECTUS WILL ENABLE IT TO MEET THE REQUIREMENTS FOR QUALIFICATION AND TAXATION AS A REIT. PLEASE ALSO LIMIT COUNSEL'S RELIANCE ON ASSUMPTIONS AND REPRESENTATIONS TO FACTUAL MATTERS.

        RESPONSE: The section of the prospectus under the caption "Federal Income Tax Considerations - Opinion of Counsel" beginning on page 117 of the Prospectus and the opinion of counsel have been revised in response to the Staff's comment.

DESCRIPTION OF SHARES, PAGE 128

                DIVIDENDS, PAGE 132

48. REFER TO THE FIRST FULL PARAGRAPH ON PAGE 133, WHICH DISCUSSES PAYMENT OF DIVIDENDS IN ANTICIPATION OF CASH FLOW THAT YOU HAVE NOT YET RECEIVED. PLEASE REVISE TO REFER TO THESE PAYMENTS AS "DISTRIBUTIONS" RATHER THAN DIVIDENDS, SINCE THE PAYMENTS DO NOT REFLECT INCOME EARNED.

        RESPONSE: The disclosure under the caption "Description of Shares - Distributions" on page 143 of the Prospectus has been revised in response to the Staff's comment.

                SHARE REDEMPTION PROGRAM, PAGE 134

49. PLEASE DISCLOSE WHETHER REDEMPTION REQUESTS THAT ARE NOT ACCEPTED IN A PARTICULAR PERIOD ARE AUTOMATICALLY CANCELLED OR ARE CONSIDERED IN THE NEXT REDEMPTION PERIOD.

        RESPONSE: The disclosure under the caption "Description of Shares - Share Redemption Program" beginning on page 144 of the prospectus has been revised in response to the Staff's comment.

PLAN OF DISTRIBUTION, PAGE 147

                MINIMUM OFFERING, PAGE 150

50. PLEASE REVISE TO STATE WHETHER SHARES PURCHASED BY YOUR EXECUTIVE OFFICERS AND DIRECTORS, OR THE EXECUTIVE OFFICERS AND DIRECTORS OF YOUR AFFILIATES, WILL COUNT TOWARD THE MINIMUM OFFERING AMOUNT.

        RESPONSE: The disclosure under the caption "Plan of Distribution - Minimum Offering" on page 158 of the Prospectus has been revised in response to the Staff's comment.

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       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 21


                VOLUME DISCOUNTS, PAGE 151

51. PLEASE DISCLOSE WHO IS RESPONSIBLE FOR MONITORING THE APPLICATION OF VOLUME DISCOUNTS. PLEASE DISCLOSE WHETHER DISCOUNTS ARE AUTOMATICALLY APPLIED OR REQUIRE FURTHER ACTION BY THE INVESTOR.

        RESPONSE: The Company supplementally informs the Staff that (i) for purchases of more than 50,000 shares, discounts will be automatically applied by the Company and Behringer Securities (the dealer manager) as disclosed under the caption "Plan of Distribution - Volume Discounts" beginning on page 162 of the Prospectus. Additional discounts may be applied for purchases of 1,000,000 shares or more (other than purchases by California residents), however, the additional discounts must be agreed to by the Company, Behringer Securities and the investor. Therefore, for any given purchase, the Company and Behringer Securities will determine whether a volume discount is applicable and the amount of the discount and will process such purchase accordingly. The Company has revised the referenced disclosure to more clearly indicate that discounts automatically will apply to qualifying purchases.

SUPPLEMENTAL SALES MATERIAL, PAGE 156

52. PLEASE INCLUDE THE DETAIL REQUIRED BY ITEM 19B OF INDUSTRY GUIDE 5 WITH RESPECT TO ANY SUPPLEMENTAL SALES MATERIAL TO BE USED IN THE OFFERING.

        RESPONSE: At this time, the Company has not yet created any supplemental sales material relating to this offering. The Company respectfully submits that the section of the prospectus under the heading "Supplemental Sales Material" identifies the character of materials that may be used by the Company and provides that the listed materials will be prepared by the Company's advisor or its affiliates with the exception of third-party article reprints. As a result, the Company believes that it has complied with Item 19B of Industry Guide 5 to the fullest extent possible.

LEGAL MATTERS, PAGE 156

53. WE NOTE YOUR STATEMENT THAT NEITHER VENABLE NOR MORRIS MANNING & MARTIN PURPORT TO REPRESENT STOCKHOLDERS OR POTENTIAL INVESTORS, WHO SHOULD CONSULT THEIR OWN COUNSEL. THIS STATEMENT MAY SUGGEST THAT INVESTORS CANNOT RELY ON THE LEGAL OPINIONS OF THESE FIRMS AND THEREFORE IS INAPPROPRIATE. PLEASE REVISE TO OMIT THIS DISCLAIMER FROM YOUR PROSPECTUS.

        RESPONSE: The disclosure under the caption "Legal Matters" on page 166 of the Prospectus has been revised in response to the Staff's comment.

PRIOR PERFORMANCE TABLES

54. PLEASE CONSIDER UPDATING YOUR PRIOR PERFORMANCE TABLES AS OF THE LATEST INTERIM PERIOD IN YOUR NEXT AMENDMENT TO THE REGISTRATION STATEMENT ON FORM S-11, AS APPLICABLE, AND ADVISE US.

        RESPONSE: The Company respectfully submits that the prior performance tables included in the Company's registration statement contain all of the information necessary in order to make the tables not misleading to prospective investors. Furthermore, the tables cannot be updated by the Company any further without unreasonable effort or expense by the Company. As a result, the Company

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[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 22


respectfully submits that it should not be required to further update the prior performance tables in the Registration Statement.

                TABLE 1, A-2

55. WE NOTE THAT YOU HAVE INCLUDED PROGRAMS FOR WHICH OFFERINGS HAVE BEEN INITIATED SINCE JANUARY 1, 1995. INSTRUCTION 1 TO TABLE I IN GUIDE 5 REQUESTS INFORMATION ONLY FOR PROGRAMS THE OFFERING OF WHICH CLOSED IN THE MOST RECENT THREE YEARS. PLEASE TELL US WHY YOU HAVE PROVIDED INFORMATION BEYOND THE SCOPE OF GUIDE 5 OR REVISE THE TABLES TO LIMIT THE DISCLOSURE. SIMILARLY ADDRESS THE SCOPE OF TABLES II, III, AND IV.

        RESPONSE: The Company has presented prior performance information based on a longer period of time than the past three years because the Company believes it is required to provide meaningful information concerning the nature and extent of the sponsor's relevant experience. Since this is only the second publicly offered REIT sponsored by Mr. Behringer and his affiliates, more historical information than Guide 5's minimum requirements is warranted and necessary to provide this data to prospective investors who would not otherwise have access to such private information. In addition, Mr. Behringer and his affiliates' track record over the past three years would not be representative of their overall relevant experience with private real estate programs having similar investment objectives to the Company. As evidenced by the data for Mr. Behringer's historical track record presented in the tables, the sponsor does have extensive relevant experience with similar programs, which would not be evident if the Company was required to limit this information only to the three most recent years. The Company believes that presenting this greater detail of information concerning the prior private programs is essential to enable prospective investors to analyze the sponsor's proposed activities relevant to this program.

                TABLE V, A-29

56. PLEASE SUPPLEMENTALLY ADVISE US WHY THE EXCESS OF CASH OVER EXPENDITURES DISCLOSED FOR HARVARD PROPERTY PARKSIDE AND HARVARD PROPERTY (UP) IS SIGNIFICANTLY DIFFERENT THAN THE DISCLOSURE IN BEHRINGER HARVARD REIT I, INC.'S POST-EFFECTIVE AMENDMENT FILED DECEMBER 7, 2004.

        RESPONSE: The Company directs that Staff's attention to the fact that Table V of the prior performance tables in the Company's Registration Statement reflects more recent data (data as of June 30, 2004) than is reflected in Table V of the post-effective amendment of Behringer Harvard REIT I, Inc. filed on December 7, 2004 (data as of September 30, 2003), and the differences in the information with respect to Harvard Property Parkside LP and Harvard Property
(UP) LP reflect this update. The prior performance tables provided by Behringer Harvard REIT I, Inc. in the post-effective amendment dated December 7, 2004 were filed originally in conjunction with a prospectus supplement filed with the Staff on June 29, 2004. In accordance with Item 20.D. of Industry Guide 5, that supplement was re-filed without update or revision as part of the post-effective amendment filed on December 7, 2004. The Company also notes that Behringer Harvard REIT I, Inc. has filed a registration statement on Form S-3, which reflects the Table V prior performance data as of June 30, 2004. The Company notes that the current offering by Behringer Harvard REIT I, Inc. (pursuant to a registration statement on Form S-11, commission file no. 333-91532) is set to expire on or before February 19, 2005, and the new offering by Behringer Harvard REIT I, Inc. (pursuant to the

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[LOGO] Morris, Manning & Martin, LLP
       ATTORNEYS AT LAW

Securities and Exchange Commission
February 11, 2005
Page 23


registration statement on Form S-3, commission file no. 333-119945) will become effective at approximately that time.

FINANCIAL STATEMENTS AND NOTES

NOTE 1. ORGANIZATION, PAGE F-5

57. PLEASE CONSIDER DISCLOSING THE STRUCTURE OF BEHRINGER HARVARD OPPORTUNITY OP I AND THE SIGNIFICANT TERMS OF THE OPERATING PARTNERSHIP AGREEMENT CONSISTENT WITH YOUR DISCLOSURES ON PAGES 144-146 OR ELSEWHERE IN THE FILING AND ADVISE US.

        RESPONSE: The disclosure under Footnote 1 to the financial statements has been revised in response to the Staff's comment.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-5

58. PLEASE REFER TO THE DISCLOSURE ON PAGE 7 RELATING TO YOUR OWNERSHIP STRUCTURE. PLEASE REVISE THE NOTE TO EXPLAIN, AND ADVISE US, HOW YOU ACCOUNT FOR YOUR INVESTMENT IN BHO PARTNERS, LLC AND BEHRINGER HARVARD OPPORTUNITY OP I, LP, AND REFERS US TO THE GAAP LITERATURE THAT SUPPORTS YOUR POLICY. ALSO, DISCLOSE THE PERCENTAGE OWNERSHIP HELD BY THE REIT IN THESE ENTITIES.

        RESPONSE: The disclosures under Footnotes 1 and 2 to the financial statements have been revised in response to the Staff's comments. As the Company owns 100% of BHO Partners, LLC and Behringer Harvard Opportunity OP I LP, the Company has consolidated these investments in its consolidated financial statements.

59.     PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR ORGANIZATIONAL AND OFFERING
        COSTS.

        RESPONSE: The disclosure under Footnote 2 to the financial statements has been revised in response to the Staff's comment.

PART II

EXHIBIT 8.1

60. PLEASE REVISE THE THIRD AND FIFTH PARAGRAPHS OF THE OPINION TO CLARIFY THAT COUNSEL MAY RELY ON INFORMATION AND REPRESENTATIONS AS TO FACTUAL MATTERS ONLY.

        RESPONSE: The requested clarification has been made.

        If you have any questions regarding this letter, please do not hesitate to contact the undersigned at (404) 504-7613, Rosemarie A. Thurston, Esq. at
(404) 504-7635 or James H. Sinnott, Esq. at (404) 504-7637.

                                                  Very truly yours,

                                                  MORRIS, MANNING & MARTIN, LLP


                                                  /s/ David M. Calhoun
                                                  --------------------
                                                  David M. Calhoun

DMC:

cc:     Gerald J. Reihsen, III, Esq.
        Rosemarie A. Thurston, Esq.
        Lauren Burnham Prevost, Esq.
        James H. Sinnott, Esq.